Exhibit 99.2

Michael Kors Holdings Limited Launches Secondary Public Offering

Hong Kong — February 19, 2013 — Michael Kors Holdings Limited (NYSE:KORS) (the “Company”) today announced that it has launched a secondary public offering of ordinary shares pursuant to a shelf registration statement on Form F-3 filed today with the Securities and Exchange Commission (the “SEC”) on behalf of certain selling shareholders for the offering of 25,000,000 ordinary shares. In addition, certain of the selling shareholders will grant the underwriters a 30-day option to purchase up to an additional 3,750,000 ordinary shares.

The shelf registration statement relating to these securities was effective upon filing with the SEC. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A copy of the registration statement can be accessed through the SEC’s website at www.sec.gov.

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co. will act as joint book-running managers, and Robert W. Baird & Co. Incorporated, HSBC Securities (USA) Inc., Jefferies & Company, Inc., Nomura Securities International, Inc. and Piper Jaffray & Co. will act as co-managers for the offering. The offering will be made only by means of a prospectus supplement and accompanying prospectus. Copies of the prospectus supplement and accompanying prospectus related to the offering may be obtained, when available, from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, Telephone: 1-866-718-1649 or by emailing prospectus@morganstanley.com; J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: 1-866-803-9204; or Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, Telephone: 1-866-471-2526, Facsimile: 1-212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.

CONTACTS:

Investor Relations:

ICR, Inc.

Jean Fontana/Megan Crudele

646-277-1214

jean.fontana@icrinc.com

Media:

ICR, Inc.

Alecia Pulman

203-682-8224

alecia.pulman@icrinc.com